Millennium Pharmaceuticals, Inc.
40 Landsdowne Street
Cambridge, MA 02139
617.679.7000
www.millennium.com

December 26, 2007

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Millennium Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-28494

Ladies/Gentlemen:

We are submitting this letter in response to a letter dated December 20, 2007 (the “Letter”) from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Commission to Marsha H. Fanucci, Senior Vice President and Chief Financial Officer of Millennium Pharmaceuticals, Inc.  We appreciate your assistance with our disclosure and compliance.

We are providing this letter by direct transmission to the Commission’s EDGAR System.

As requested, we are confirming that we will provide you with a response to the Letter no later than January 11, 2008.

If you have any questions about this letter, please contact the undersigned at (617) 761-6886.

Sincerely,

Joel S. Goldberg

Vice President, Chief Compliance Officer and Secretary

cc:           Marsha H. Fanucci